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December 6, 2006


WALL ST
BROAD ST

Domestic Markets in Review: October 2006

U.S. stock market indices posted solid gains in October, as generally balanced economic news, a further -7 percent decline in crude oil prices and encouraging signs that inflation can be contained supported the case that a "soft landing" for the economy will be achieved. Strong third quarter corporate profit gains provided support to the market exuberance. The S&P 500 Index posted a +3.3 percent total return in October and mid and small cap indexes recorded even larger gains. Fixed income markets also performed well as inflation fears subsided.

Year-End Distribution Estimates Now Available

On December 15th, several Sit mutual funds will distribute net realized capital gains and income. Information on the estimated amounts of these distributions is available online.



CNBC Interview from December 5, 2006



2007 Investment Seminars

From January to May, Sit Mutual Funds will be hosting five different Investment Seminars. The seminars will be held at the Edina Country Club as well as in our offices in the IDS Center.

- Complete List of Seminars



FAMILY ASSETS

Minneapolis Star Tribune features Sit family in recent article.

- Online Version
- Printable Version

Third Quarter 2006 Fund Information

In-depth statistical information about the Funds'

Daily Prices

Account Access

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